SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 27, 2021

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia comments on trading activity of its stock

STOCK EXCHANGE RELEASE 1 (1)

January 27, 2021

Nokia Corporation

Stock Exchange Release
January 27, 2021 at [8.15 pm (CET +1)]

Nokia comments on trading activity of its stock

Espoo, Finland - Nokia is issuing this stock exchange release to comment on recent trading activity of its stock. Nokia is not aware of any material, undisclosed corporate developments or material change in its business or affairs that has not been publicly disclosed that would account for the recent increase in the market price or trading volume of its shares.

About Nokia

We create the critical networks and technologies to bring together the world’s intelligence, across businesses, cities, supply chains and societies.

With our commitment to innovation and technology leadership, driven by the award-winning Nokia Bell Labs, we deliver networks at the limits of science across mobile, infrastructure, cloud, and enabling technologies.

Adhering to the highest standards of integrity and security, we help build the capabilities we need for a more productive, sustainable and inclusive world.

For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Inquiries

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Katja Antila, Head of Media Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2021	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate